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[ING LOGO]

November 28, 2006

VIA EDGAR

Mr. Brion R. Thompson, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:  ING MUTUAL FUNDS
     (FILE NOS. 033-56094; 811-07428)

Dear Mr. Thompson:

This letter responds to comments provided to Kim Palmer and Paul A. Caldarelli on November 15, 2006 for Post-Effective Amendment No. 118 to the Registration Statement on Form N-1A for ING Mutual Funds ("Registrant") with regard to the prospectuses (each, a "Prospectus," and collectively, the "Prospectuses") and the statement of additional information ("SAI") for ING Disciplined International SmallCap ("Fund"). Our summary of the comments and our responses thereto are provided below and, where appropriate, attached are marked pages from the Prospectus and SAI.

The discussion below focuses on the Class A, Class B, Class C Prospectus. Conforming changes were made, where applicable, to the Class I Prospectus. In addition, attached is the requested Tandy Letter (Attachment A).

CLASS A, CLASS B, AND CLASS C PROSPECTUS

Introduction to ING Disciplined International SmallCap Fund (pg. 1 - ING Disciplined International SmallCap Fund)

1. Comment: The Staff requested that the section entitled "Introduction to ING Disciplined International SmallCap Fund" either be deleted or moved to a different part of the Prospectus as this section should not precede the risk/return summary.

     Response: The Staff has provided this comment previously and the Registrant believes that the "Introduction to ING Disciplined International SmallCap Fund" section is consistent with the format of other ING Fund prospectuses and provides investors with useful summary information without lessening the importance of the risk/return summary that follows. Therefore, we have left the section in its original respective position in the Prospectus.

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What You Pay to Invest Table (pg. 4)

2. Comment: Please consider moving the footnotes that appear under the table entitled "Fees You Pay Directly" to the end of the fee table discussion.

     Response: The Registrant believes the current presentation is clear and helps to avoid confusion between the footnotes to the sections entitled "Fees You Pay Directly" and "Operating Expenses Paid Each Year by the Fund." The Registrant feels that the disclosure is appropriate in its current location. Accordingly, no change has been made.

Principal Investment Strategies (pg. 2 - ING Disciplined International SmallCap
Fund)

3. Comment: The Staff requested further clarification of the market capitalization range of the S&P/Citigroup Extended Market Index World Ex U.S. to determine if the upper capitalization limit is appropriate for a smallcap fund.

     Response: The Registrant has revised the language relating to the market capitalization range of the S&P/Citigroup Extended Market Index World Ex U.S. to read as follows: "The Fund considers small-capitalization companies to be those that have a market capitalization, at the time of purchase, that falls within the range of companies in the S&P/Citigroup Extended Market Index World Ex U.S. ("Index") (as of September 30, 2006 between $722,789 and $28.6 billion). The Index focuses on the smallest 20% of stocks within each country, as defined by their free-float adjusted market capitalization."

4. Comment: With respect to the use of "International" in the name of the Fund, the Staff requested clarification of the manner in which the Fund is diversified in a number of different countries located throughout the world, one of which may be the U.S, pursuant to Rule 35d-1.

     Response: We believe the disclosure indicating the Fund will invest in a "number of different countries" is consistent with the guidance provided by the U.S. Securities and Exchange Commission ("SEC") in footnote 42 of the Investment Company Act release number IC-24828.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
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Paul A. Caldarelli
Counsel
ING U.S. Legal Services

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Attachment

cc:  Huey P. Falgout, Jr., Esq.
     ING Investments, LLC

     Jeffrey S. Puretz, Esq.
     Dechert LLP

     Reza Pishva
     Dechert LLP

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                                  ATTACHMENT A

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[ING LOGO]

November 28, 2006

VIA EDGAR

Mr. Brion R. Thompson, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:  ING MUTUAL FUNDS
     (FILE NOS. 033-56094; 811-07428)

Dear Mr. Thompson:

ING Mutual Funds ("Registrant") is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff's comments, or changes to disclosure in response to the Staff's comments, does not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
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Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments
cc:  Jeffrey Puretz, Esq.
     Dechert LLP